Mail Stop 4561

August 31, 2006

Mr. James Westmoreland
Vice President and Chief Accounting Officer
Houston Exploration Company
1100 Louisiana, Suite 2000
Houston, Texas, 77002-5215

      Re: Houston Exploration Company
              Item 8.01 Form 8-K filed November 23, 2004
              File No. 1-11899

Dear Mr. Westmoreland:

We note you filed restatement information or information regarding non-reliance on previously issued financial statements in a periodic report or on a Form 8-K other than an Item 4.02 Form 8-K.   Item 4.02 of Form 8-K *Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review*, requires a registrant to file an Item 4.02 Form 8-K if and when its board of directors, a committee of the board of directors, or the officer or officers of the registrant authorized to take such action if board action is not required, concludes that any previously issued financial statements, covering one or more years or interim periods, should no longer should be relied upon because of an error in such financial statements as addressed in APB 20 (which has since been superseded by SFAS 154 *Accounting Changes and Error Corrections*).

Please tell us if you believe the Form 8-K or periodic report you filed includes all of the required Item 4.02 Form 8-K disclosures, and was filed timely under Item 4.02 (within four business days of the event that triggered the filing obligation), or if you believe you were not required to file an Item 4.02 8-K and the basis for your conclusion.   Otherwise, please immediately file an Item 4.02 Form 8-K containing all of the required disclosures.

As appropriate, please file any required Item 4.02 Form 8-K and respond to this letter within 5 business days. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.   Please understand that we may have additional comments after reviewing your response, as well as any filing made in response to this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robert Benton, Senior Staff Accountant, at (202) 551-3804 or Michael Stehlik, at (202) 551-3555 if you have any questions regarding these comments.

Very truly yours,

Robert Benton
Senior Staff Accountant